FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of April 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Chief Financial Officer,
                                            Deputy President and
                                            Representative Director



April 27, 2011


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

                                                                  April 27, 2011

                                            Company:         RICOH COMPANY, LTD.
                                            Representative:  Shiro Kondo
                                                             President and CEO
                                            Contact:         Minoru Saitoh
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

       NOTICE CONCERNING DIFFERENCE BETWEEN FORECASTS AND ACTUAL RESULTS,
        AND EFFECT OF THE GREAT EAST JAPAN EARTHQUAKE ON THE RICOH GROUP

Ricoh Company, Ltd. ("Ricoh") announced its difference between consolidated forecast and actual results for the fiscal year ended March 31, 2011.

1. Difference between consolidated forecast and actual results

                                                                                                          (Millions of Yen)
---------------------------------------------------------------------------------------------------------------------------
                                                                              Income before income         Net income
                                                                              taxes and equity in    attributable to Ricoh
                                         Net sales      Operating Income     earnings of affiliates      Company, Ltd.
---------------------------------------------------------------------------------------------------------------------------

Previous forecast (A)                       2,020,000               85,000                    75,000                 35,000
(Announced on February 2, 2011)

Actual Results (B)                          1,942,013               60,196                    45,400                 19,650

Change (B - A)                                -77,987              -24,804                   -29,600                -15,350

Percentage change                               -3.9%               -29.2%                    -39.5%                 -43.9%

(Reference)
Actual results for the fiscal year
ended March 31, 2010                        2,016,337               65,997                    57,524                 27,873
---------------------------------------------------------------------------------------------------------------------------

2. Reason for difference

The difference from consolidated forecast is caused by the material damage and decline of sales in Japan due to the aftermath of the Great East Japan Earthquake.

3. The effect of the Great East Japan Earthquake

As a result of the Great East Japan Earthquake on March 11, 2011, Ricoh suffered damage to its equipment in manufacturing, sales, service and R&D sites in the affected areas. In addition, the sales and shipments of products were delayed widely in Japan due to the shattered transport systems and the shortage of gasoline.
Ricoh established a taskforce for emergency disaster control shortly after the quake took place and was working hard to assure full recovery. Consequently, while the amount of damage caused by the disaster came to about Yen 9.4 billion, the production bases have been restored to the nearly normal operational status by the middle of April. For the future, Ricoh Group is planning to minimize the influence on product supplies by continuing to produce products with the stock components and use the alternative components to eliminate a supply shortage.

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